                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                               AccelGraphics, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   00430P 10 4
              -----------------------------------------------------
                                 (CUSIP Number)

                                   Nancy Bush
                               AccelGraphics, Inc.
                                1873 Barber Lane
                               Milpitas, CA 95035
                                 (408) 546-2100
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 10, 1997
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.     00430 P 104                                     PAGE 2 OF 5 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        JEFFREY W. DUNN    ###-##-####
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
        PF
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.A.
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                            0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            469,478 (AS OF AUGUST 25, 1997)1
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            469,478 (AS OF AUGUST 25, 1997)1
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        469,478 (AS OF AUGUST 25, 1997)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.6%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
        IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

----------
1 The Reporting Person disclaims beneficial ownership of some of  these shares.
  See response to Item 5.

                                  SCHEDULE 13D

----------------------                                         -----------------
CUSIP NO. 00430 P 10 4                                         PAGE 3 OF 5 PAGES
----------------------                                         -----------------


ITEM 1 - SECURITY AND ISSUER

This Statement on Schedule 13D (the "Statement") relates to the Common Stock, par value $0.001 per share (the "Common Stock"), of AccelGraphics, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1873 Barber Lane, Milpitas, California 95035.

ITEM 2 - IDENTITY AND BACKGROUND

The person filing this Statement is Jeffrey W. Dunn, an individual and a citizen of the United States of America (the "Reporting Person"). The Reporting Person is Chairman, President and Chief Executive Officer of the Issuer. His business address and the principal business, and executive offices of the Issuer is 1873 Barber Lane, Milpitas, California 95035. The principal business of the Issuer is the provision of high-performance, cost-effective 3D graphics subsystems, software accelerators and application utility software products for the provisional Windows NT and Windows 95 markets.

During the last five years, the Reporting Person (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3 - SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person acquired 307,500* shares of Common Stock (post-split) pursuant to a Restricted Stock Purchase Agreement, dated November 13, 1994, between the Issuer and the Reporting Person. The source of funds used to purchase such shares was a combination of cash in the amount of $3,075.00 and a full recourse promissory note, in the amount of $27,650.00 (the "Note"), made by the Reporting Person payable to Issuer. The Note is payable in full upon voluntary or involuntary termination or cessation of employment or association of the Reporting Person with the Issuer, for any reason, with or without cause. In January 1997, the Reporting Person transferred these shares to the Jeffrey W. Dunn and Susan M. Dunn Trust Agreement dated August 30, 1996 (the "Dunn Trust"). The source of the funds used to purchase the balance of the Shares to which this Statement refers was the personal funds of the Reporting Person.

ITEM 4 - PURPOSE OF TRANSACTION

The Reporting Person acquired the Shares for investment purposes. From time to time, the Reporting Person will evaluate his investment in the Common Stock, and, as a result of such evaluation, the Reporting Person may decide (i) to acquire additional shares of Common Stock in the open market or in privately negotiated transactions, or (ii) to sell or otherwise dispose some or all of the Shares held by the Reporting Person.

---------------

* Such number of shares has subsequently been adjusted to reflect a 2:3 forward stock split effective January 3, 1996 and a 2:1 reverse stock split effective March 13, 1997.

                                  SCHEDULE 13D

----------------------                                        -----------------
CUSIP NO. 00430 P 10 4                                        PAGE 4 OF 5 PAGES
----------------------                                        -----------------


ITEM 5 - INTEREST IN SECURITIES OF THE ISSUER

As of August 25, 1997, the Reporting Person beneficially owns 469,478 shares of the Common Stock of the Issuer, which is approximately 5.6 % of the total outstanding shares of Common Stock of the Issuer. The number of Shares reported by this Statement includes: (i) 31,292 shares issuable upon exercise of options exercisable within 60 days of August 25, 1997; (ii) 401,603 shares held by both the Reporting Person and Susan M. Dunn, as trustees of the Dunn Trust; (iii) 11,250 shares held by the Reporting Person's minor children, of which the Reporting Person disclaims beneficial ownership; and (iv) 25,333 shares held by the Leo Dunn - Family Share, John J. Yagjian et. al. Trustees, Agreement dated 3/28/91 (the "Family Share Trust"), which the Reporting Person may be deemed to own beneficially by virtue of his interest in the Family Share Trust. The Reporting Person disclaims beneficial ownership of the shares held by the Family Share Trust except to the extent of his proportionate interest therein.

The Dunn Trust and the Family Share Trust each participated as Selling Stockholders in the public offering (the "Offering") of shares of the Common Stock of the Issuer pursuant to a registration statement filed on Form SB-2, which was declared effective by the Securities and Exchange Commission on April 10, 1997. On April 16, 1997, the closing date of the Offering, an aggregate of 23,064 shares of the Common Stock which the Reporting Person beneficially owned was sold. This Statement reflects the sale of these shares of Common Stock.

ITEM 6 - CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Person is the Chairman, President and Chief Executive Officer of the Issuer.

ITEM 7 - MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1. Restricted Stock Purchase Agreement, dated as of November 13, 1994, by and between the Issuer and the Reporting Person.

Exhibit 2. Promissory Note, made by the Reporting Person, payable to the Issuer in the amount of $27,675.00.

                                  SCHEDULE 13D

----------------------                                         -----------------
CUSIP NO. 00430 P 10 4                                         PAGE 5 OF 5 PAGES
----------------------                                         -----------------


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  AUGUST 25, 1997                           /s/ JEFFREY W. DUNN
                                                 ----------------------------
                                                 JEFFREY W. DUNN



         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
            CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)